FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Moffett James R.	2. Issuer Name and Ticker or Trading Symbol Freeport-McMoRan Copper & Gold Inc. (FCX)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
							X	Officer (give title below)	Other (specify below)
							Chairman of the Board and Chief Executive Officer
(Last) (First) (Middle) 1615 Poydras Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 01/28/03				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) New Orleans Louisiana 70112								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class B Common Stock	01/28/03		M		500,000	A	$ 9.9375
Class B Common Stock	01/28/03		J(1)	V	500,000	D
Class B Common Stock	01/28/03		F		265,637	D	$18.7050
Class B Common Stock	01/28/03		S		165,000	D	$ 18.6500
Class B Common Stock	01/28/03		S		135,000	D	$ 18.6000	533,024	I	By Limited Liability Company
Class B Common Stock								19,888	I	By 401(k) plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Options(2) (right to buy)	$9.9375	01/28/03		M			500,000	02/02/00(3)	02/02/09	Class B Common Stock	500,000		400,000	D

Explanation of Responses:

  Transfer to Moffett Holdings, L.L.C., of which the Reporting Person is a member. Securities held by Moffett Holdings, L.L.C. continue to be reported as indirectly held by the Reporting Person.

  Options with limited stock appreciation rights

  The grant in question is exercisable in installments, 25% on the date indicated and 25% on each of the next three anniversaries thereof.  The options exercised became fully exercisable on February 2, 2002.

		/s/Cynthia M. Molyneux	01/29/03
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person Cynthia M. Molyneux, on behalf of James R. Moffett	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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